Exhibit 1

For Immediate Release	8 March 2016

WPP PLC (“WPP”)

Trading Update

At our 2015 Preliminary Results meeting on Friday 4th March, a number of investors and analysts expressed an interest in our February revenue and net sales growth. We have therefore decided to give an update on the preliminary flash report on revenue and net sales, which was finalised on Monday 7th March.

For the month of February our preliminary flash report shows like-for-like revenue growth and net sales growth both well over 3%.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204